INSPIRED BUILDERS, INC.
288 North Street
Georgetown, MA 01833
(978) 380-0181

October 13, 2011

TRIG Special Purpose 1, LLC
Attn: A.J. Cervantes
590 Madison Avenue, Suite 2127
New York, NY 10022

Re:	Binding Letter of Intent among Inspired Builders, Inc., Brendan Powderly and Trig Special Purpose 1, LLC

Dear Mr. Cervantes:

This letter sets forth a binding letter of intent (“Letter of Intent”) among Inspired Builders, Inc., a Nevada corporation (“Inspired Builders”), Brendan Powderly, the principal shareholder of Inspired Builders (the “Principal Shareholder”), and TRIG Special Purpose 1, LLC, a Nevada corporation, or its assignees (collectively referred to as “TRIG”).  The Principal Shareholder owns 10,000,000 shares of the common stock of Inspired Builders (the “Common Stock”), representing more than 90% of the outstanding Common Stock, and is presently the sole officer and director of Inspired Builders.

1.           Agreement to Purchase and Sell.

(a)           On the terms and subject to the conditions of this Letter of Intent, Inspired Builders agrees to issue and sell to TRIG, and TRIG agrees to purchase from Inspired Builders, 10,000,000 shares (the “Shares”) of the Common Stock for a purchase price of $340,000.  The purchase and sale shall occur at a closing, which shall be the date and time selected by TRIG on or prior to December 31, 2011 (the “Closing”).  The Principal Shareholder represents and warrants that: (i) as of the date hereof and as of the Closing, the outstanding capital stock of Inspired Builders shall consist solely of 11,025,000 shares of Common Stock; (ii) as of the date hereof and as of the Closing, no options, warrants or other rights to purchase capital stock of Inspired Builders, and no securities convertible into capital stock of Inspired Builders (collectively, “Stock Equivalents”), are or shall be outstanding; and (iii) as of the Closing, Inspired Builders shall have no debts or liabilities of any type whatsoever.

(b)           The purchase price for the Shares will be payable as follows:

-	$100,000 on or before November 7, 2011 (the “Initial Payment”);

-	$50,000 on or before November 21, 2011

-	$50,000 on or before December 5, 2011;

-	$50,000 on or before December 19, 2011; and

-	$90,000 on or before December 31, 2011.

(c)           If TRIG fails to timely pay any installment of the purchase price by the date set forth above (a “Default”), and provided that neither Inspired Builders nor the Principal Shareholder is in material breach of any of its representations, warranties or agreements under this Letter of Intent or the Stock Purchase Agreement, Inspired Builders may terminate this Letter of Intent or the Stock Purchase Agreement by written notice to TRIG.  In such event, Inspired Builders may retain any part of the purchase price already received from TRIG.  The right to terminate and retain any previously paid installments of the purchase price shall be the sole and exclusive remedy of Inspired Builders and the Principal Shareholder in the event that TRIG breaches its obligation to purchase the Shares.

2.           Stock Purchase Agreement.  The purchase and sale of the Shares shall be pursuant to a stock purchase agreement to be entered into between Inspired Builders, the Principal Shareholder and TRIG (the “Stock Purchase Agreement”), which shall contain the terms and conditions set forth in this Letter of Intent and customary terms and conditions for transactions of this type, including the following:

(a)           The Principal Shareholder will make representations and warranties as to the assets, liabilities, financial condition, results of operations, capitalization, contracts, compliance with law, accuracy of SEC filings and other matters regarding Inspired Builders.  The representations and warranties shall survive the closing for one year, and the Principal Shareholder shall indemnify and hold TRIG from any breach of such representations and warranties.

(b)           The Principal Shareholder will agree to tender to Inspired Builders for cancellation, without the payment of consideration, the 10,000,000 shares of Common Stock that it owns.

(c)           The Principal Shareholder, as director of Inspired Builders, will appoint at least two and not more than four nominees of TRIG as directors, to be effective immediately following the Closing, and will tender his resignation as director and officer effectively as of the Closing.  To facilitate the appointment of directors, and provided that TRIG timely provides the necessary information regarding the nominees, Inspired Builders will file with the SEC and deliver to its shareholders, at least 10 days prior to the Closing, the information required to be filed and provided under Rule 14f-1 under the Securities Exchange Act of 1934, as amended.

(d)           Any necessary third-party consents shall be obtained prior to Closing, including, but not limited to, any consents required to be obtained from Inspired Builders’ and TRIG’s lenders, creditors, vendors and/or lessors.

(e)           At the Closing, (i) other than the Shares, the outstanding capital stock of Inspired Builders shall consist solely of 1,025,000 shares of Common Stock; (ii) no Stock Equivalents shall be outstanding; and (iii) Inspired Builders shall have no debts or liabilities, including those incurred in connection with the transactions contemplated by this Letter of Intent except for reasonable out-of-pocket costs and expenses incurred by Inspired Builders to unaffiliated third parties in connection with any filings made by Inspired Builders under the Securities Exchange Act of 1934, as amended (e.g. Form 10-Qs, Form 8-Ks) after the filing of the Form 10-K for the year ended September 30, 2011.

(f)           Inspired Builders and the Principal Shareholder will agree that the proceeds from the sale of the Shares shall be first applied to pay any and all outstanding debts and liabilities of Inspired Builders existing on or prior to the Closing.  The balance of the proceeds, net of the Year End Reserve, may be paid to such person(s), including the Principal Shareholder, as the pre-Closing Board of Directors of Inspired Builders shall determine, provided that the Principal Shareholder shall indemnify and hold Inspired Builders and TRIG, and their respective directors, officers and agents (other than the Principal Shareholder) harmless from any claims arising from any such payment or distribution.  The “Year End Reserve” shall be an amount equal to the reasonable high end of the following fees (which shall be determined by the agreement of Inspired Builders and TRIG): (i) audit fees for the year ending September 30, 2011 and (ii) all other out-of-pocket costs and expenses (e.g. legal fees, printing and edgarization costs, etc.) in connection with filing the Form 10-K for the year ended September 30, 2011 and all other SEC filings due on or prior to the filing of such Form 10-K.  If the Year End Reserve does not cover all such costs and expenses, the Principal Shareholder shall be responsible for such overage; if the Year End Reserve exceeds such costs and expenses, the unused portion of the reserve may be paid as directed by the pre-Closing Board of Directors.

3.           Conduct of Business.  Prior to the execution of the Stock Purchase Agreement and the closing of the Stock Purchase Agreement, Inspired Builders will conduct its operations in the ordinary course consistent with past practice, will not issue and any capital stock or Stock Equivalents, will not enter any material contracts, and will not make any distributions, dividends or other payments to any affiliate or shareholders.  The Principal Shareholder agrees to cause Inspired Builders to timely comply with all of its obligations under this Letter of Intent and the Stock Purchase Agreement.

4.           Due Diligence; Confidentiality Agreement.

(a)           TRIG will have the right to conduct due diligence regarding Inspired Builders, and Inspired Builders shall provide to TRIG and its officers, employees and advisors, including accountants and legal advisors (collectively, “Representatives”) with all information, books, records and property TRIG reasonably considers necessary or appropriate in connection with its due diligence inquiry.  To the extent that any such information is material and not publicly available (“Non-Public Transaction Information”), TRIG will use its reasonable best efforts to maintain the confidentiality of the Non-Public Transaction Information except to the extent such Non-Public Transaction Information is required to be disclosed by applicable securities laws, pursuant to legal process or necessary to enforce its rights under this Letter of Intent or the Stock Purchase Agreement.  This covenant shall terminate at the Closing.  TRIG may terminate this Letter of Intent at any time, provided, however, after the payment of the Initial Payment such termination may not be based upon its due diligence review, provided, further, that any such payment shall not entitle TRIG to a refund of any portion of the purchase price previously paid.  Such limitation on recovery of the purchase price previously paid shall not preclude claims by TRIG for breaches of this Letter of Intent or the Stock Purchase Agreement.

(b)           TRIG will use its best efforts to ensure that none of its Representatives trade (or cause or encourage any third party to trade) in any of the securities which they will receive as a result of the Stock Purchase Agreement while in possession of any Non-Public Transaction Information for so long as such Non-Public Transaction Information shall be material.

5.           Exclusivity.  In consideration for the mutual covenants and agreements contained herein, unless and until a Default occurs, Inspired Builders and the Principal Shareholder each agrees, on behalf of itself and himself, that neither Inspired Builders, nor any officer, director, employee, shareholder, affiliate, representative or agent of either (including attorney or investment banker), will directly or indirectly solicit, discuss, accept, approve, respond to or encourage (including by way of furnishing information) any inquiries or proposals relating to, or engage in any negotiations with any third party with respect to: (i) any issuance or sale of capital stock or Stock Equivalents by Inspired Builders; (ii) a sale or transfer of capital stock of Inspired Builders by the Principal Stockholder; (iii) a merger, acquisition, strategic investment or similar transaction involving Inspired Builders or any affiliate of Inspired Builders (each, an “Acquisition Proposal”).  Inspired Builders and the Principal Shareholder agree to immediately notify TRIG in writing of the receipt of any third party inquiry or proposal relating to an Acquisition Proposal and will provide TRIG with copies of any such notice inquiry or proposal.  Notwithstanding the foregoing, nothing in this Section 5 will be construed as prohibiting the board of directors of Inspired Builders from (a) making any disclosure required by applicable law to its stockholders; or (b) responding to any unsolicited proposal or inquiry to Inspired Builders (other than an Acquisition Proposal by a third party) by advising the person making such proposal or inquiry of the terms of this Section 5.

6.           Termination.  In addition to rights of termination elsewhere in this Letter of Intent (including, but not limited to, Section 1(c) of this Letter of Intent), this Letter of Intent may be terminated (a) by mutual written consent of the parties hereto, (b) if the purchase and sale of the Shares is enjoined by a court or any governmental body, and (c) by TRIG, by failing to make the Initial Payment.

7.           No Brokers.   Each party represents and warrants to the other that there are no brokers or finders entitled to any compensation with respect to the execution of this Letter of Intent, and each agrees to indemnify and hold the other harmless from and against any expenses or damages incurred as a result of a breach of this representation and warranty.

8.           Expenses.  TRIG shall be responsible for its own expenses in connection with this Letter of Intent and the Stock Purchase Agreement, and the Principal Shareholder shall be responsible for the expenses of Inspired Builders in connection with this Letter of Intent and the Stock Purchase Agreement and the Stock Purchase Agreement, provided that such fees may be paid out of the proceeds from the sale of the Shares.

9.           Choice of Law.  This Letter of Intent shall be governed by and construed in accordance with the internal substantive laws of the State of Nevada without regard to conflict of laws principles.

10.           Counterparts.  This Letter of Intent may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Fax and PDF copies of signatures shall be treated as originals for all purposes.

11.           Effect.  This Letter of Intent is a binding contract between the parties, and contains the entire agreement by and among the parties to date with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, oral or written, with respect to such matters.

This Letter of Intent will terminate at 5:00 p.m. (Eastern Standard Time) on October 14, 2011 unless it has been duly executed by or on behalf of the Parties prior to such time.

Very truly yours,

INSPIRED BUILDERS, INC.

By:	/s/Brendan Powderly
	Name:	Brendan Powderly
	Title:	Chief Executive Officer

/s/ Brendan Powderly
Brendan Powderly

Agreed and Accepted:

TRIG SPECIAL PURPOSE I, LLC

By:	/s/ A. J. Cervantes
	Name:	A.J. Cervantes
	Title:	Managing Member